Exhibit 99.3

DATED 15 AUGUST 2022

AMTD IDEA GROUP

and

AMTD DIGITAL INC.

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 15th day of August 2022 by and between:

1.	AMTD IDEA Group, a company with limited liability duly established and validly existing under the laws of the Cayman Islands (the “Seller”); and

2.	AMTD Digital Inc., a company with limited liability duly established and validly existing under the laws of the Cayman Islands (the “Purchaser”).

The Seller and the Purchaser are each referred to herein as a “Party,” and collectively as the “Parties.”

RECITALS

WHEREAS, The Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller all issued shares of AMTD Assets (defined below) on the terms and conditions set forth in this Agreement. AMTD Assets holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million. After deducting the outstanding liabilities associated with the properties, the net asset value of AMTD Assets amounted to approximately US$268 million.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS.

1.1	In addition to the terms defined in the context hereof, the following terms shall have the meanings ascribed to them below.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“AMTD Assets” means AMTD Assets Group, a company with limited liability duly established and validly existing under the laws of Cayman Islands.

“Applicable Law” means, with respect to any Person, any international, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday, or other day on which commercial banks in the Cayman Islands or Hong Kong are authorized or required by Applicable Laws to close.

“Class B Shares” means Class B ordinary shares, par value US$0.0001 per share, in the share capital of the Purchaser.

“Closing Date” means the date of the Closing.

“Consent” means any consent, approval, authorization, release, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority or financial institution.

“Consideration Share” means 515,385 newly issued and allotted Class B Shares. “Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage, or deed of trust or other agreement, commitment, arrangement, or understanding, whether written or oral.

“Control” means, when used with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, claim, hypothecation, title defect, right of first option or refusal, right of preemption, or other encumbrance of any kind.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Group Company” means each of AMTD Assets and its subsidiaries, and “Group Companies” refers to all of the Group Companies collectively.

“knowledge” of any Person that is not an individual means the knowledge of such Person’s officers after reasonable inquiry and investigation.

“Material Adverse Effect” means any event, circumstance, change, or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Group Companies taken as a whole, provided, however, that none of the following, either alone or in combination, shall be considered a “Material Adverse Effect”: (i) events, circumstances, changes, or effects that generally affect the industries in which the Group Companies operate (including legal and regulatory changes), (ii) general economic or political conditions or events, circumstances, changes, or effects affecting the markets generally, and (iii) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared), social unrest, or health epidemics occurring after the date hereof.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including a Governmental Authority or a financial institution.

“Purchased Shares” means all issued ordinary shares of AMTD Assets.

2.	PURCHASE AND SALE.

2.1 Purchase and Sale. Subject to the terms and conditions hereof, at the Closing (as defined below) the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Purchased Shares for an aggregate purchase price of US$268,000,000 (the “Purchase Price”). Subject to satisfactory completion of due diligence by the Purchaser, the Purchase Price might subject to further adjustments that are mutually agreed by the Purchaser and the Seller.

2.2 Closing. The closing of the transaction as set forth in Section 2.1 (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures subject to and on a day mutually agreed by both Parties after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Section 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as the Seller and the Purchaser may agree.

(a) The Purchaser shall, at the Closing, settle the Purchase Price by issue and allot the Consideration Shares to the Seller.

(b) The Purchaser shall (i) cause, at the Closing, its register of members to be updated to reflect the Seller as the record holder of the Consideration Shares, and (ii) deliver to the Seller, within ten (10) Business Days after the Closing, a certified copy of an extract of such updated register of members and a share certificate issued in favor of the Seller representing the Consideration Shares, duly signed for and on behalf of the Purchaser.

(c) The Seller shall (i) cause, at the Closing, register of members of AMTD Assets to be updated to reflect the Purchaser as the record holder of the Purchased Shares, and (ii) deliver to the Purchaser, within ten (10) Business Days after the Closing, a certified copy of an extract of such updated register of members and a share certificate issued in favor of the Purchaser representing the Purchased Shares, duly signed for and on behalf of AMTD Assets.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller hereby represents and warrants to the Purchaser as follows:

3.1 Organization, Standing, and Qualification. Each Group Company is duly established, validly existing, and in good standing (or equivalent status in the relevant jurisdiction) under the laws of the place of its establishment and has all requisite power and authorization to own its properties and assets and to carry on its business as now conducted. Each Group Company is duly qualified or licensed to do business in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Material Adverse Effect.

3.2 Authorization; Enforceability; Validity. All corporate actions on the part of the Seller necessary for the authorization, execution, and delivery of, and the performance of the obligations of the Seller under this Agreement have been taken or will be taken prior to the Closing. This Agreement constitutes a valid and binding obligation of the Seller, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 Valid Issuance of Purchased Shares. The Purchased Shares, when sold, delivered, and paid for by the Purchaser in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, and non-assessable.

3.4 Consents; No Conflicts. All Consents from or with any Person required in connection with the valid execution, delivery, and performance of this Agreement, and the consummation of the transaction contemplated hereunder, other than on the part of the Purchaser, will be duly obtained or completed and are in full force and effect at Closing Date. The execution, delivery, and performance of this Agreement by the Seller do not, and the consummation by the Seller of the transaction contemplated hereunder will not, (i) result in a violation of its memorandum and articles of association, (ii) conflict with or result in a violation of the Applicable Laws, or (iii) conflict with or result in a breach or violation in, or constitute a default under, any Contract to which the Seller is a party, in each case, except to the extent that such violation, conflict, breach, or default would not have a Material Adverse Effect.

3.5 Compliance with Applicable Laws. Each Group Company is, and has been, in compliance with Applicable Laws, except where such non-compliance would not be expected to have a Material Adverse Effect. The Group Companies have all material permits, licenses, authorizations, consents, orders and approvals (“Permits”) that are required in order to carry on their business as presently conducted. All such material Permits are in full force and effect.

3.6 No Undisclosed Liabilities. There are no undisclosed liabilities of any Group Company, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than: (i) liabilities incurred since the balance sheet date in the ordinary course of business, (ii) any other undisclosed liabilities that are not material to AMTD Assets on a consolidated basis, and (iii) any liabilities incurred pursuant to this Agreement.

3.7 Insolvency and Winding Up. No order or petition has been presented or resolution passed for the administration, winding-up, dissolution, or liquidation of any Group Company and no administrator, receiver, or manager has been appointed in respect thereof. None of the Group Companies has commenced any other proceeding under any bankruptcy, reorganization, composition, arrangement, adjustment of debt, release of debtors, dissolution, insolvency, liquidation, or similar Law of any jurisdiction and no such proceedings have been commenced against any Group Company.

3.8 Litigation. There are no pending or, to the knowledge of the Seller, threatened material actions, claims, demands, investigations, examinations, indictments, litigations, suits or other criminal, civil or administrative or investigative proceedings before or by any Governmental Authority or by any other person against any Group Company, except that would not be reasonably expected to have a Material Adverse Effect.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants to the Seller as follows.

4.1 Authorization. The Purchaser has all requisite power, authority, and capacity to enter into this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed, and delivered by the Purchaser. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally and to general equitable principles.

4.2 Organization, Good Standing. and Qualification. The Purchaser is duly established, validly existing, and in good standing under the laws of the jurisdiction of its formation.

5.	COVENANTS.

5.1 Non-Disclosure. Each of the Purchaser and Seller shall, and shall cause their respective Affiliates to: (i) treat and hold as strictly confidential (and not disclose or provide access to any person or entity to) all confidential or proprietary information relating to the transaction contemplated hereby (“Confidential Information”), (ii) in the event that the Purchaser or Seller or any of their respective Affiliates becomes legally compelled to disclose any such information, provide the other Party with prompt written notice of such requirement (to the extent compliant with Applicable Laws) so that the other Party may seek a protective order or other remedy or waive compliance with this Section 5.1, and (iii) in the event that such protective order or other remedy is not obtained, or the other Party chooses to waive compliance with this Section 5.1, furnish only that portion of such confidential information that is legally required to be provided and exercise its reasonable endeavors to obtain assurances that confidential treatment will be accorded such information.

6.	CONDITIONS TO CLOSING.

6.1 Conditions to Obligations of All Parties. The obligations of each Party hereto to consummate the Closing are subject to the satisfaction of the following conditions:

(a) no provision of any Applicable Law or no judgment entered by or with any Governmental Authority with competent jurisdiction, shall be in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated hereby; and

(b) no proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted or be pending before any Governmental Authority.

6.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of the following further conditions:

(a) (i) the representations and warranties of the Seller that are qualified hereunder by materiality or Material Adverse Effect shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date, and (ii) the representations and warranties of the Seller that are not qualified hereunder by materiality or Material Adverse Effect shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date;

(b) the Seller shall have performed or complied with all obligations and conditions herein required to be performed or complied with by the Seller on or prior to the Closing Date, including but not limited to obtaining all necessary approvals for this transaction;

(c) there shall have been no Material Adverse Effect; and

(d) the transaction between the Seller and AMTD Assets Alpha Group shall have completed, and the Seller shall have become the legal owner of the Purchased Shares such that it is eligible to sell the Purchased Shares on the Closing Date.

6.3 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the Closing are subject to the satisfaction of the following further conditions:

(a) the representations and warranties of the Purchaser herein shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and

(b) the Purchaser shall have performed all obligations and conditions herein required to be performed or observed by the Purchaser on or prior to the Closing Date.

7.	TERMINATION

7.1 Grounds for Termination

This Agreement may be terminated at any time prior to the Closing: (a) by the mutual written consent of each party hereto;

(b) by the Purchaser if the Closing shall not have occurred on or before February 28, 2023; provided that such right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

(c) by any party in the event that any Governmental Authority shall have issued a judgment or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such judgment or other action shall have become final and non-appealable.

The party desiring to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) shall give notice of such termination to the other parties hereto specifying the provision hereof pursuant to which such termination is made.

7.2 Effect of Termination

In the event of termination of this Agreement, this Agreement shall forthwith become void and of no further force or effect (except for Error! Reference source not found., w hich shall survive such termination) and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from any liability for Losses for any breach of this Agreement.

8.	MISCELLANEOUS.

8.1 Indemnity.

(a) Each Party shall indemnify the other Party and its directors, officers, employees, and agents (in each case, the indemnifying party as the “Indemnifying Party” and each of the indemnified parties as the “Indemnitee”), as applicable, against any losses, liabilities, damages, liens, penalties, diminution in value, costs, and expenses, including reasonable advisor’s fees and other reasonable expenses of investigation and defense of any of the foregoing, incurred by such Indemnitee (the “Indemnifiable Loss”) as a result of (i) any breach or violation of any representation or warranty made by the Indemnifying Party, or (ii) any breach by the Indemnifying Party of any covenant or agreement contained herein.

(b) If an Indemnitee believes that it has a claim that may give rise to an indemnity obligation hereunder, it shall promptly notify the Indemnifying Party stating specifically the basis on which such claim is being made, the material facts related thereto, and (if ascertainable or quantifiable) the amount of the claim asserted. In the event of a third-party claim against an Indemnitee for which such Indemnitee seeks indemnification from the Indemnifying Party, no settlement shall be deemed conclusive with respect whether there was an Indemnifiable Loss or the amount of such Indemnifiable Loss unless such settlement is consented to by the Indemnifying Party. Any dispute related to this Section 8.l(b) shall be resolved pursuant to Section 8.14 hereof.

(c) The amount of Indemnifiable Loss for which the Indemnitee may be indemnified by the Indemnifying Party under this Agreement shall be limited to the Purchase Price actually paid by the Purchaser.

(d) Notwithstanding any other provision contained herein, this Section 8.1 shall be the sole and exclusive monetary remedy of each Party for any claim arising out of or resulting from this Agreement and the transactions contemplated hereby, except that no limitation or exceptions with respect to the obligations or liabilities on any Party provided in Section 8.1(c) shall apply to an Indemnifiable Loss arising due to the fraud or willful misconduct of such Party.

8.2 Governing Law. This Agreement shall be governed by and construed in accordance with the law of Cayman Islands as to matters within the scope thereof, without regard to its principles of conflicts of laws.

8.3 Survival. The representations and warranties made herein shall survive for two (2) years after the Closing.

8.4 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties. This Agreement and the rights and obligations therein may not be assigned by a Party without the written consent of the other Parties.

8.5 Entire Agreement. This Agreement and the schedules and exhibits hereto constitute the entire understanding and agreement between the Parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement shall be deemed to terminate or supersede the provisions of any applicable confidentiality and non-disclosure agreements executed by the Parties prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

8.6 Notices. Except as may be otherwise provided herein, all notices, requests, waivers, and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (i) when hand delivered to a Party, upon delivery; (ii) when sent by facsimile at the number set forth in Exhibit A hereto, upon receipt of confirmation of error-free transmission; (iii) seven (7) Business Days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid, and addressed to the relevant Party or Parties as set forth in Exhibit A; or (iv) three (3) Business Days after deposit with an overnight delivery service, postage prepaid, addressed to the relevant Parties as set forth in Exhibit A with next business day delivery guaranteed, provided that the sending Party receives a confirmation of delivery from the delivery service provider.

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto, but the absence of such confirmation shall not affect the validity of any such communication. A Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 8.6, by giving the other parties written notice of the new address in the manner set forth above.

8.7 Amendments. Any term of this Agreement may be amended only with the written consent of the Seller and the Purchaser.

8.8 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character of any breach or default under this Agreement or any waiver thereof, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Parties shall be cumulative and not alternative.

8.9 Finder’s Fees. Each Party represents and warrants to the other Parties that it has retained no finder or broker in connection with the transactions contemplated by this Agreement.

8.10 Interpretation; Titles and Subtitles. This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to Sections and Exhibits herein are to Sections and Exhibits of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

8.11 Counterparts. This Agreement may be executed (including facsimile signature) in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.12 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the parties’ intent in entering into this Agreement.

8.13 Further Assurances. Each Party shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done, and executed such further acts, deeds, conveyances, consents, and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

8.14 Dispute Resolution.

(a) Consultation Between Parties. Any dispute, controversy or, claim or difference of any kind whatsoever arising out of, relating to, or in connection with this Agreement, or the breach, termination, or invalidity hereof (including the validity, scope, and enforceability of this arbitration provision) (the “Dispute”) shall first be attempted to be resolved through consultation between the Parties in good faith for a period of thirty (30) days after written notice has been sent by registered mail by any Party to the other Party (the “Consultation Period”).

(b) Arbitration. If the Dispute remains unresolved upon expiration of the Consultation Period, any Party may in its sole discretion elect to submit the matter to arbitration with notice to any other Party or Parties. The arbitration shall be conducted in Cayman Islands

8.15 Expenses. The Purchaser and the Seller shall bear their own cost and expense for consummation of the transaction contemplated hereunder.

8.16 Rights of Third Parties. Unless otherwise stated, a person who is not a party to this Agreement has no right to enforce any term of this Agreement. The Parties do not require the consent of any Person that is not party to this Agreement to rescind or vary this Agreement at any time.

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE SELLER:

AMTD IDEA GROUP

By:	/s/ Dr. Feridun Hamdullahpur
Name: Dr. Feridun Hamdullahpur
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE PURCHASER: AMTD DIGITAL INC.

By:	/s/ Lo Chi Hang
Name: Lo Chi Hang
Title: Director

EXHIBIT A

Notices

To the Seller

Address:	23/F, Nexxus Building, 41 Connaught Road Central, Hong Kong

Email:	issac.see@amtdgroup.com

Attention:	Issac See

To the Purchaser

Address:	25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong

Email:	issac.see@amtdgroup.com

Attention:	Issac See